UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER:  001-34608

(Check One): ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: March 31, 2015

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended: ____________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Andatee China Marine Fuel Services Corporation

Full Name of Registrant

N/A

Former Name if Applicable

24/F Xiwang Tower, No. 136, Zhongshan Road, Zhongshan District

Address of Principal Executive Office (Street and Number)

Dalian, P.R. of China

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K, or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.

The Registrant’s Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2015 (the “Quarterly Report”) cannot be filed within the prescribed time period because the Registrant requires additional time to complete the audit of its 2014 financial statements and the filing of the Annual Report on Form 10-K for the period ended December 31, 2014 and the financial statements included therein. The delay in completing the foregoing tasks, in turn, caused the Company’s delay in completing the work necessary to prepare the Quarterly Report which currently cannot be completed without unreasonable effort or expense. The Registrant requires additional time to prepare and present all necessary disclosures to be included in the Quarterly Report and is working to complete the Annual Report as expeditiously as possible.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Wang Hao	011 (8621)	5015 2581
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
Yes ☐ No ☒
• Annual Report on Form 10-K for the period ended December 31, 2014.
(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes ☒ No ☐
Please see below.

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As disclosed in the Company’s Current Report on Form 8-K filed with the SEC on May 12, 2015, in January 2015 the Company substantially curtailed and eventually ceased its oil blending/reselling business operations. The cessation of the oil blending/reselling operations resulted from adverse market conditions in the petroleum products markets in China that caused the Company to operate at negative margins, thus rendering this line of business unprofitable in the short term. The shift in the profitability of the Company’s oil blending/reselling business operations was exacerbated by a significant change in the commercial credit environment in China during the same period. Following a substantial tightening of credit availability in China, the Company’s experienced difficulty in renegotiating its commercial loan facilities, which matured in March 2015, leaving the Company without the necessary liquidity to operate its business.

It is the Company’s expectation that its sales revenues and cost of sales for the three months ended March 31, 2015 will be materially adversely affected by the foregoing business and operational developments.

Andatee China Marine Fuel Services Corporation

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 18, 2015	By:	/s/ Wang Hao
Name: Wang Hao
Title: Chief Executive Officer

INSTRUCTION.  The form may be signed by an executive officer of the registrant or by any other duly authorized representative.  The name and title of the person signing the form shall be typed or printed beneath the signature.  If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION Intentional misstatements or omissions of fact constitute Federal criminal violations. (See 18 U.S.C. 1001).